590 Putnam Managed High Yield Trust attachment
5/31/06 Annual


Additional Information About Errors and Omissions Policy--Item
85B

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.



Other matters

On May 12, 2006 the Trustees of Putnam Managed High Yield Trust approved the merger of the fund into Putnam High Yield Trust, an open-end fund managed by Putnam Management with similar investment objectives and strategies. The merger is subject to a number of conditions and there is no guarantee it will occur.